[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

February 8, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tim Buchmiller

Re:	Solectron Corporation Amendment No. 2 to Registration Statement on Form S-4 Registration No. 333-122032 Amendment No. 2 to Schedule TO-I Registration No. 5-41005

Ladies and Gentlemen:

          On behalf of Solectron Corporation, a Delaware corporation (the “Company”), we hereby notify you that the Company has electronically transmitted to you this afternoon (i) a conformed copy of Amendment No. 2 to the Company’s Registration Statement on Form S-4, initially filed on January 13, 2005 and amended on February 2, 2005 (Registration No. 333-122032) (as so amended, the “Registration Statement”), (ii) a conformed copy of Amendment No. 2 to the Company’s Schedule TO-I, initially filed on January 13, 2005 and amended on February 2, 2005 (Registration No. 5-41005) (as so amended, the “Schedule TO”), and (iii) the Company’s response to your letter dated February 4, 2005 related to the Staff’s comments to Amendment No. 1 to the Registration Statement.

          In addition, we are providing you by courier with courtesy copies of each of the above-referenced documents and a redlined version of both the Registration Statement and Schedule TO, each marked to show changes from the previous filings.

          Please note that the Company has paid the applicable filing fee payable to the Commission in the amount of fifty-two thousand nine hundred and sixty-five dollars ($52,965).

          Please contact the undersigned or Dan Weiser at (650) 493-9300 with any questions relating to the Registration Statement or Schedule TO.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI, Professional Corporation
/s/ Mark Malcoun
Mark Malcoun

Enclosures